Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

See accountant's audit report


V. M. Manning & Co., Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015


Computation of Net Capital

Total Stockholder's equity:		$	168,764.00
Nonallowable assets:			
Prepaid Expenses	0.00		
Other Assets	25,560.00		
Fixed Assets	0.00		
Accounts receivable – other	74,868.00		(100,428.00)
Other Charges			
Other	0.00		
Haircuts	5,028.00		
Undue Concentration	0.00		(5,028.00)
Net allowable capital		$	63,308.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	901.32
Minimum dollar net capital requirement of reporting broker or dealer	$	50,000.00
Net capital requirement	$	50,000.00
Excess net capital	$	67,965.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	13,513.00
Percentage of aggregate indebtedness to net capital		21.34%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$	63,308.00
Adjustments:		
Change in Equity (Adjustments)		0.00
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		(0.00)
Change in Other Haircuts		0.00
NCC per Audit		63,308.00
Reconciled Difference	$	(0.00)


See accountant's audit report


V.M. Manning & Co, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(ii). The name of the clearing firm is Sterne Agee Leach.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

V. M. Manning & Co., Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12/31/2015, the Company had net capital of $63,308 which was $58,308 in excess of its required net capital of $5,000.00. The Company's net capital ratio was 21.35%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.